

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 1, 2020

Peter Kies
Chief Financial Officer
INOVIO PHARMACEUTICALS, INC.
660 W. GERMANTOWN PIKE, SUITE 110
PLYMOUTH MEETING, PA 19462

> **Re: INOVIO PHARMACEUTICALS, INC.**
> **Form 10-K for the Fiscal Year Ended December 31, 2019**
> **File No. 001-14888**
> **Filed March 12, 2020**

Dear Mr. Kies:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences